Exhibit 99.172

DeFi Technologies Announces Approval to Begin Trading Solana Exchange Traded Product (ETP) on the Frankfurt Stock Exchange

•	Exchange traded product ("ETP"), Valour Solana (SOL) SEK, will enable institutions and individuals to invest in the SOL token as easily as buying shares from their bank or broker
•	Trading in Valour Solana (SOL) SEK begins February 2, 2022 on the Boerse Frankfurt Zertifikate AG

TORONTO, Feb. 1, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that Valour Inc. ("Valour"), its wholly owned subsidiary and a pioneer in digital asset exchange traded products ("ETPs"), received approval to begin trading Solana ETP (VALOUR SOLANA (SOL) EUR - CH1114178838) on the Boerse Frankfurt Zertifikate AG. Trading of Valour Solana ETP will begin February 2, 2022. The Valour Solana ETP enables investors to gain exposure to SOL, the native cryptocurrency in Solana's ecosystem, simply and securely, via their bank or broker.

Solana is the fastest blockchain in the world and the fastest growing ecosystem in the crypto universe, with more than 400 projects spanning DeFi, NFTs, Web3, and more. It currently sits among the top 10 cryptocurrencies in the world by market capitalization1 at USD $30.94 billion as of January 31, 2022.

Solana is a programmable blockchain that can run multiple decentralized finance operations.

"DeFi Technologies is moving one step further in delivering upon its mission to empower investors. We look forward to continuing to provide investors access to industry leading ETP's on regulated exchanges throughout Europe," said Russell Starr, CEO of Defi Technologies. "We also look forward to introducing several new products in the coming days, and ultimately launching all our products on the Euronext exchange, the fourth largest exchange in the world."

By gaining exposure to digital assets via Valour, DeFi Technologies' investors benefit from the standardisation, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each Valour ETP that is bought and sold on Boerse Frankfurt Zertifikate AG or another exchange, Valour purchases or sells the equivalent amount of the underlying digital assets, meaning the ETPs are fully backed at all times.

1 Coinmarketcap.comas at 31 January 2022

About Valour Solana (SOL) EUR

Valour Solana (SOL) EUR (ISIN: CH1114178838) is an exchange-traded product (ETP) that precisely tracks the price of SOL, the native cryptocurrency in Solana's ecosystem. Solana is a decentralised blockchain and the fastest blockchain in the world with more than 400 projects spanning DeFi, NFTs, Web 3 and more. Valour's Solana ETP makes investment in this leading decentralised platform cost-effective, easier and more secure.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the offering, timing and trading of Valour Solana ETP on the Boerse Frankfurt Zertifikate AG; the development of future ETPs and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, the growth and development of the Valour Solana ETP and the DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; regulatory approval of ETPs and future adoption of Valour's ETPs. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

•  View original content to download multimedia:
https://www.prnewswire.com/news-releases/defi-technologies-announces-approval-to-begin-trading-solana-exchange-traded-product-etp-on-the-frankfurt-stock-exc

SOURCE DeFi Technologies, Inc.

•  View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2022/01/c5468.html

%SEDAR: 00007675E

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 01-FEB-22